SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 24, 2011

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications announces the private issuance of additional unsecured non-convertible Series C Notes

PARTNER COMMUNICATIONS ANNOUNCES THE
PRIVATE ISSUANCE OF ADDITIONAL UNSECURED
NON-CONVERTIBLE SERIES C NOTES

ROSH HA'AYIN, Israel, February 24, 2011 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, today announced that, following the public offering in Israel of unsecured non-convertible Series C Notes of the Company pursuant to a shelf offering report dated April 15, 2010, as amended to date (the "Shelf Offering Report") and in accordance with the Company's shelf prospectus dated September 3, 2009, as amended to date (the "Shelf Prospectus"), it has agreed with classified institutional investors in Israel to issue in a private placement an additional NIS 443,514,739 in principal amount of Series C Notes (approximately USD 122 million) (the "Additional Notes"). The terms of the Additional Notes are identical to the terms of the currently outstanding Series C Notes previously issued to the public pursuant to the Shelf Offering Report and the Shelf Prospectus. For additional information regarding the terms of the Series C Notes, see the Company's press releases dated April 15, 2010 and April 22, 2010.

Pursuant to its agreement with classified institutional investors in Israel, the Additional Notes will be issued to such investors for an aggregate consideration of approximately NIS 462,585,873 (approximately USD 127 million), representing a price of NIS 1.043 per NIS 1 principal amount of the Additional Notes (reflecting approximately 1.8% discount on the market price as of February 23, 2011). The Additional Notes will therefore be issued without discount on their adjusted value ('nikaion').

The proceeds from the issuance will be used to meet the Company's operating needs including repayment or purchase of the Company's Series A Notes and/ or  finance of the purchase of 012 Smile Telecom Ltd.

In addition, on February 24, 2011, Standard & Poor's Maalot announced that "it assigned its 'ilAA-' rating to an expansion of bond series C of up to new Israeli shekel (NIS) 500 million par value, to be issued by Partner Communications Company Ltd. (ilAA-/Negative). The proceeds from the issue will be used to meet the company's operating needs including repayment or purchase of Series A bonds or/and financing the purchase of Smile 012. The rating reflects our assessment that the expansion of the bond series does not negatively affect the company's financial risk profile, or/and our ratings on the existing bond issues, assuming that Partner will continue to maintain what we consider as "adequate" liquidity." For further information see Standard & Poors Maalot's announcement on: http://www.maalot.co.il/reports/495/B24022011.pdf or its informal English translation attached hereto.

In addition, for further information regarding Standard & Poors Maalot's rating report dated October 19, 2010, see Standard & Poors Maalot's announcement on: http://www.maalot.co.il/reports/495/RU19102010.pdf or its informal English translation attached to our Form 6-K furnished to the Securities and Exchange Commission on October 20, 2010.

The issuance and the listing of the Additional Notes is subject to the receipt of the approval of the Tel Aviv Stock Exchange Ltd. for the listing of the Additional Notes for trade on the Tel Aviv Stock Exchange.

The sale and/or transfer of the Additional Notes are subject to the limitations on re-sale of securities set forth in Article 15C of the Israeli Securities Law of 1968 (the "Law") and the Securities Regulations (Details with respect to Articles 15A-15C of the Law) of 2000 applicable to investors of the type specified in the first supplement to the Law.

The Additional Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation S promulgated under the Securities Act) without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act. The offering of the Additional Notes was made in Israel only.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2009 Annual Report (20-F) filed with the SEC. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site.

Contact:

Mr. Emanuel Avner Chief Financial Officer Tel: +972-54-7814951 Fax: +972-54-7815961 E-mail: emanuel.avner@orange.co.il

Please note that this translation was made for the company's use only and under no circumstances obligates Standard & Poor's Maalot.
In the case of any discrepancy with the official Hebrew version published in February 2011, the Hebrew version shall apply.
12 Abba Hillel Silver St. Ramat-Gan 52506 Israel +972 3 7539700 Tel +972 3 7539710 Fax

February 24, 2011

Partner Communications Company

'ilAA-' Rating Assigned To Expansion

Of Bond Series C Of Up To NIS500 Million Par Value

=

Primary Credit Analyst: Osnat Jaeger	osnat_jaeger@standardandpoors.com

Secondary Contact: Guy Deslondes	guy_deslondes@standardandpoors.com

=

On Feb. 24, 2011 Standard & Poor's Maalot announced that it assigned its 'ilAA-' rating to an expansion of bond series C of up to new Israeli shekel (NIS) 500 million par value, to be issued by Partner Communications Company Ltd. (ilAA/Negative).

The proceeds from the issue will be used to meet the company's operating needs including repayment or purchase of Series A bonds or/and financing the purchase of Smile 012. The rating reflects our assessment that the expansion of the bond series does not negatively affect the company's financial risk profile, or/and our ratings on the existing bond issues, assuming that Partner will continue to maintain what we consider as "adequate" liquidity.

For further information on the rationale behind the rating, see our rating report of Oct. 19, 2010.

Ratings List

Current rating
Partner Communications	ilAA-/Negative
Series A	ilAA-
Series B	ilAA-
Series C	ilAA-
Series D	ilAA-
Series E	ilAA-

Standard & Poor's Maalot ratings are based on information received from the Company and from other sources that Standard & Poor's Maalot believes to be reliable. Standard & Poor's Maalot does not audit the information it receives nor does it verify the correctness or completeness of such information.

It is hereby clarified that Standard & Poor's Maalot rating does not reflect risks relating to and/or arising from breaches, through intent or oversight, of any of the obligations included in the bond documents and/or the incorrectness or inaccuracy of any of the representations contained in the documents relating to the bond offering that is the subject of this rating, Standard & Poor's Maalot report or the facts that form the basis for the opinions expressed to Standard & Poor's Maalot as a condition for the giving of the rating, fraudulent or dishonest acts of commission or omission, or any other act that contravenes the law.

The ratings could be revised as a result of changes to the information received or for other reasons. The rating should not be perceived as expressing any opinion concerning the price of the securities on the primary or secondary market. The rating should not be perceived as expressing any opinion concerning the advisability of buying, selling or holding any security.

© Standard & Poor's Maalot reserves all rights. This summary is not to be copied, photographed, distributed or used for any commercial purpose without Standard & Poor's Maalot consent, except to provide a copy of the whole report (with an acknowledgement of its source) to potential investors in the bonds that are the subject of this rating report for the purpose of their reaching a decision concerning the acquisition of the aforesaid bonds.

www.maalot.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

Dated: February 24, 2011